UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report

Pursuant to Regulation A of the Securities Act of 1933

NOVEMBER 6, 2019

Date of Report: (Date of earliest event reported)

HEMP NATURALS, inc.

(Exact name of issuer as specified in its charter)

Delaware	47-5604166
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

16950 North Bay Road, Suite 18033

Sunny Isles Beach, Florida

(Full mailing address of principal executive offices)

(347) 301-8431

(Issuer’s telephone number, including area code)

Common Stock, par value $.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

Item 9.1 Other Events

On November 6, 2019, Hemp Naturals, Inc. (the "Company") pursuant to Section 141(f) of the Delaware General Corporation Law, as amended, which provides that any action required to be taken at a meeting of the board of directors may be taken without a meeting if all members of the board consent thereto in writing. In accordance with Section 228, any action to be taken at any special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in favor of the following action. Levi Jacobson being the sole board director and majority shareholder of the Company did hereby take, ratify, affirm, and approve the following Company action to amend Section 5 of the certificate of incorporation that resulted in the increase of authorized capital stock from 1,220,000,000 shares to 2,220,000,000 shares of which 2,200,000,000 shares, par value $0.0001 per share were designated common stock and 20,000,000 shares, par value $0.0001 per share were designated preferred stock, the (“Amendment”).

5. The total number of shares of capital stock which the Corporation shall have authority to issue is: two billion two hundred twenty million (2,220,000,000). These shares shall be divided into two classes with two billion two hundred million (2,200,000,000) shares designated as common stock at $.0001 par value (the "Common Stock") and twenty million (20,000,000) shares designated as preferred stock at $.0001 par value (the "Preferred Stock").

The Preferred Stock of the Corporation shall be issuable by authority of the Board of Director(s) of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time. The authority of the Board of Directors with respect to each class or series shall include all designation rights conferred by the DGCL upon directors, including, but not limited to, determination of the following:

(a)   The number of shares constituting of that class or series and the distinctive designation of that class or series;

(b)  The dividend rate on the share of that class or series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights or priorities, if any, of payment of dividends on shares of that class or series;

(c)   Whether the shares of that class or series shall have conversion privileges, and, if so, the terms and conditions of such privileges, including provision for adjustment of conversion rate(s) in relation to such events as the Board of Directors shall determine;

(d)  Whether the shares of that class or series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which amount they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(e)  Whether there shall be a sinking fund for the redemption or purchase of shares of that class or series, and, if so, the terms and amount of such sinking fund;

(f)   The rights of the shares of that class or series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that class or series; and

(g)  Any other relative rights, preferences and limitations of that class or series now or hereafter permitted by law.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

No holder of shares of stock of any class or series shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class or series, or of securities convertible into shares of stock of any class or series, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend,

On November 6, 2019, the Company filed the Amendment with the Delaware Secretary of State.

The foregoing description of the Amendment to the Company’s Certificate of Incorporation is not complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 1U-2A, to this Current Report on Form 8-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
1U-2A	Amendment to Certificate of Incorporation dated November 6, 2019

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMP NATURALS, INC.

By:	/s/ Levi Jacobson
Name:	Levi Jacobson
Title:	Chief Executive Officer

Date: November 7, 2019